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SEC FILE NUMBER
8-68382

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CBRE Securities, LLC UNION GAMING SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 2 5 2022
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3930 Howard Hughes Parkway, Suite 230
(No. and Street)

Las Vegas	NV	89169
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William J. Lerner	(702) 866-0746	bill.lerner@uniongaming.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/09	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William J. Lerner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CBRE Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BARBARA TRAVICA
NOTARY PUBLIC
STATE OF NEVADA
APPT. NO. 14-15414-1
MY APPT. EXPIRES JANUARY 08, 2024

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEVADA NOTARY ACKNOWLEDGMENT

THE STATE OF NEVADA

COUNTY OF Clark

This instrument was acknowledged before me on March 22, 2022 (date) by William Lerner, (name of person).

____

Notary Public Signature

Print Barbara Travica

Title Notary Public

BARBARA TRAVICA
NOTARY PUBLIC
STATE OF NEVADA
APPT. No. ...5414-1
MY APPT. EXPIRES JANUARY 08, 2024
(Seal)

CBRE SECURITIES, LLC
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

Statement of Financial Condition as of December 31, 2021 2

Notes to the Financial Statements .... 3 – 7

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member of
CBRE Securities, LLC
Las Vegas, Nevada

Opinion on the Financial Statements

We have audited the accompanying statement of condition of CBRE Securities, LLC. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. CBRE Securities, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C
We have served as CBRE Securities, LLC's auditor since 2020.
Norwell, Massachusetts

March 11, 2022

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

CBRE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2021

Assets		
Cash	$	5,712,492
Accounts receivable - net		52,764
Prepaid expenses		150,000
Other current assets		523
Total assets	$	5,915,779
Liabilities and Member's Equity		
Liabilities		
Current liabilities:		
Accounts payable and accrued expenses	$	99,504
Accounts payable related parties		1,531,467
Accrued bonus expense		1,033,052
Total current liabilities		2,664,024
Total liabilities		2,664,024
Member's Equity		
Total member's equity		3,251,754
Total liabilities and member's equity	$	5,915,779

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in the understanding of the financial statements. The financial statements and notes are representations of management. These accounting policies conform to accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been consistently applied in the preparation of the accompanying financial statements.

(a) Nature of business and organization

CBRE Securities, LLC (the "Company") specializes in equity and debt offerings, private placements, strategic advisory services, equity and debt research, and mergers and acquisitions. The Company was capitalized in April 2009 as a wholly owned subsidiary of Union Gaming Group, LLC (the "Parent"). On June 30, 2021, Union Gaming Group, LLC and its subsidiaries, including the Company, were acquired by CBRE, Inc. ("CBRE"), at which time the Company became a wholly owned subsidiary of CBRE. The Company is registered as a broker-dealer under SEC Rule 15c3-1(a)(2)(ii) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). It is licensed to conduct securities business in various states and is exempt from the provisions of Securities Exchange Act Rule 15c3-3 pursuant to Rule (k)(2)(i).

(b) Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company is subject to uncertainty of future events, economic, environmental, and political factors, and changes in the Company's business environment. Therefore, actual results could differ from these estimates.

Accounting estimates used in the preparation of the Company's financial statements will change as new events occur, more experience is acquired as additional information is obtained, and as the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates and refinement of estimation methodologies are reflected in the financial statements. Actual results may differ from these estimates. Management believes that these estimates provide a reasonable basis for the fair presentation of the Company's financial condition and results of operations.

(c) Cash

The Company maintains cash deposits in an institution which is insured by the Federal Deposit Insurance Corporation (FDIC). This government corporation insures balances up to $250,000, and as a result, there is concentration of credit risk related to amounts exceeding FDIC insurance coverage.

(d) Revenue recognition and performance obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

Revenues from underwriting and private placement activities and research services are recorded at the point in time when the Company's meets its performance obligations whereas revenue from advisory services is recognized over time as the Company meets its performance obligations. The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations during the year ended December 31, 2021:

Performance obligations satisfied at a point in time	$ 4,859,628
Performance obligations satisfied over time	3,386,298
Total revenue	$ 8,245,926

(e) Furniture and Equipment

Furniture and equipment are stated at cost net of accumulated depreciation. Major renewals and improvements are charged to asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of respective assets, are expensed. At the time equipment is retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales of such assets are credited or charged to income.

The Company's equipment consists of televisions, telephones, software, computers, desks and other office equipment which is valued at cost and depreciated using the straight-line method over a period of five years for furniture and three years for computer and other related equipment.

Upon the Company's acquisition in 2021, the value of fixed assets, net of accumulated depreciation, was reduced to a zero balance, down from $4,270. Accordingly, the Company did not maintain a fixed asset balance as of December 31, 2021.

(f) Income taxes

The Company is treated as a disregarded limited liability company for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are allocated to and reported on the Parent Company's tax returns and, ultimately on the tax returns of CBRE. Accordingly, no provision for income tax is included in the financial statements. CBRE and the Parent file income tax returns with the U.S. and state governments. The Company follows the provisions issued by FASB relating to accounting for uncertainty in income taxes which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements, which is applicable to all open tax years.

The open tax years for the Company are 2018 to 2020. The Company does not have any unrecognized tax benefits or liabilities as of December 31, 2021. The Company recognizes interest and, if applicable, penalties for any uncertain tax positions, as a component of income tax expense. No interest or penalty expense was recorded, or accrued, by the Company for the year ended December 31, 2021.

(g) Recently issued accounting pronouncements

In May of 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). This new guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue

guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

The Company adopted ASC 606, effective January 1, 2019, using the modified retrospective method by quantifying and recognizing the cumulative effect (if any) of initially applying ASC 606 as an adjustment to the opening balance of member's equity and other affected accounts at January 1, 2019. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of member's equity.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the statement of financial condition and disclosing key information about leasing transactions. The Company does not hold a lease and does not recognize lease assets and liabilities on its statement of financial condition. The Company receives a monthly rent allocation from its parent pursuant to a shared services agreement. See Note 6 Related Parties for more detail on this arrangement.

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016—13, "Measurement of Credit Losses on Financial Instruments" (ASU 2016-13) also referred to as CECL. This standard requires companies to project an expected credit loss for financial assets based on historical data and current conditions. The Company adopted the ASU on January 1, 2020 with no material impact of the Company's financial statements.

Note 2. Accounts Receivable

As of December 31, 2021, the Company maintained a total of $52,764 in accounts receivable, consisting of receivables attributable to strategic advisory fees, research service fees, and travel reimbursements.

The collectability of accounts receivable is regularly evaluated based on a combination of factors such as customer credit worthiness, past transaction history with customers, and current economic industry trends. If it is determined that a customer will be unable to fully meet its financial obligation such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt will be recorded to reduce the related receivable to the amount expected to be recovered. Provisions established for doubtful accounts represent a charge to operations at the time management determines accounts may become uncollectible. The Company did not maintain a reserve for bad debts as of December 31, 2021.

Note 3. Prepaid Expenses

Upon its acquisition on June 30, 2021, the Company paid a one-time retention bonus of $150,000 to a key employee. The bonus requires the employee to remain with the Company for period of two years following acquisition to avoid its repayment.

Note 4. Furniture and Equipment

Depreciation expense of $3,307 is included in the statement of operations for the year ended December 31, 2021. Property and equipment balances were reduced to zero upon acquisition of the Company on June 30, 2021, and consists of the following:

	Cost	Accumulated Depreciation	Net
Televisions	$ 4,359	$ 4,359	$ -
Computer Equipment	99,218	99,218	-
Furniture	11,989	11,989	-
	$ 115,566	$ 115,566	$ -

Note 5. Member's Equity

The Company's articles of organization provide for the authorization of one thousand (1,000) membership units. Each membership unit represents an ownership interest in the Company. Members have all the rights and obligations that normally pertain to members of a Nevada Limited Liability Company. On November 13, 2009, the Company issued 1,000 membership units to the Parent, the Company's managing member, for a capital investment totaling $6,000. As of December 31, 2021, all membership units remained outstanding.

The Company distributed $1,195,085 to and received $209,443 from the Parent Company from January 1, 2021 through June 30, 2021. The Company received an additional $9,443 in non-cash capital contributions from July 1, 2021 through December 31, 2021.

Note 6. Related Parties

On January 1, 2020, the Company entered into shared services agreements with its Parent company, Union Gaming Group, LLC and affiliate, Union Gaming Analytics, LLC. The Company terminated each of these agreements upon acquisition by CBRE and entered into a new shared services agreement with CBRE on July 1, 2021. Costs under all shared services agreements totaled $1,715,886 for the year.

Under its shared services agreement with the Union Gaming Group, LLC, the Company agreed to reimburse its Parent for certain shared office expenses incurred. For the first half of the year and prior to the closing of its acquisition by CBRE, the Company incurred $172,921 in recurring shared office costs borne by the Parent based on a combination of the proportionate share of personnel working on behalf of both companies and the relative square footage of shared office space dedicated to each company's activities. Services included rent, telecom, internet, technical and other support systems.

The Company also incurred $11,498 in shared personnel expenses relating to its affiliate's, Union Gaming Analytics, employees providing the Company with analytical support for investment banking activity during the first half of the year.

The Company subsequently incurred $1,531,467 in expenses under its shared services agreement with CBRE during the second half of the year.

Note 7. Commitments

Shared services provided by CBRE include administrative support, rent and other office services, compliance reporting, payroll and associated benefits, sales and marketing services, legal, and other services.

Note 8. Net Capital Requirements

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 15-to-1. In accordance with Securities and Exchange Act Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. As of December 31, 2021, the Company maintained net capital, as defined, of $3,348,467 which exceeded its required net capital by $3,170,865.

Note 9. Subsequent Events

As a result of the COVID-19 outbreak in the United States, financial and operational challenges have arisen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.

As of December 31, 2021, the Company maintained an accrued liability of $1,033,052 representing bonus payments intended to personnel within the first calendar quarter of 2022.

In accordance with the provision set forth in FASB ASC Topic 855, *Subsequent Events,* management has evaluated subsequent events through March 11, 2022. Management has determined that there are no other material events that would require adjustment to or disclose in the Company's financial statements.